hugs intl.

HUGS Rental Guarantee

1. Tenant Misses Rent

Initiates a 3-5 day grace period that is followed with a delinquency notice.

2. Delinquency Period

Tenants will have a month to pay their late rent before further action is taken.

3. Rental Guarantee Begins

After a month, Rental Guarantee kicks in and HUGS pays landlord for the previous month's rent.

4. Continuation of Rental Guarantee

Rental Guarantee Payments continue for up to 3 months or until another tenant is placed in your property.